Exhibit 99.1

KANZHUN LIMITED Announces Fourth Quarter and Full Year 2024 Financial Results

BEIJING, March 11, 2025 – KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced its unaudited financial results for the quarter and full year ended December 31, 2024.

Fourth Quarter and Full Year 2024 Highlights

•	Total paid enterprise customers[1] in the twelve months ended December 31, 2024 were 6.1 million, an increase of 17.3% from 5.2 million in the twelve months ended December 31, 2023.

•	Average monthly active users (MAU)[2] for the fourth quarter of 2024 were 52.7 million, an increase of 27.9% from 41.2 million for the same quarter of 2023.

Average MAU for the full year of 2024 were 53.0 million, an increase of 25.3% from 42.3 million for the full year of 2023.

•	Revenues for the fourth quarter of 2024 were RMB1,823.6 million (US$249.8 million), an increase of 15.4% from RMB1,580.2 million for the same quarter of 2023.

Revenues for the full year of 2024 were RMB7,355.7 million (US$1,007.7 million), an increase of 23.6% from RMB5,952.0 million for the full year of 2023.

•	Income from operations for the fourth quarter of 2024 was RMB380.6 million (US$52.1 million), an increase of 71.2% from RMB222.3 million for the same quarter of 2023. Adjusted income from operations[3] for the fourth quarter of 2024 was RMB658.8 million (US$90.3 million), an increase of 26.8% from RMB519.7 million for the same quarter of 2023.

Income from operations for the full year of 2024 was RMB1,172.9 million (US$160.7 million), an increase of 101.9% from RMB581.0 million for the full year of 2023. Adjusted income from operations for the full year of 2024 was RMB2,316.6 million (US$317.4 million), an increase of 41.4% from RMB1,637.9 million for the full year of 2023.

•	Net income for the fourth quarter of 2024 was RMB444.2 million (US$60.9 million), an increase of 34.1% from RMB331.2 million for the same quarter of 2023. Adjusted net income[3] for the fourth quarter of 2024 was RMB722.4 million (US$99.0 million), an increase of 14.9% from RMB628.6 million for the same quarter of 2023.

Net income for the full year of 2024 was RMB1,567.0 million (US$214.7 million), an increase of 42.6% from RMB1,099.2 million for the full year of 2023. Adjusted net income for the full year of 2024 was RMB2,710.7 million (US$371.4 million), an increase of 25.7% from RMB2,156.2 million for the full year of 2023.

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, remarked, “Over the past year, we have remained steadfast in our user-first principle, enhancing product capabilities and service efficiency through technological empowerment while deepening our understanding of user needs. Amidst a fluctuant industry environment, our user-centric growth strategy has driven structural business progress, achieving dual improvement in both revenue and profitability. Technological capability and innovation remain our core DNA. By integrating our proprietary model “Nanbeige”, the first recruitment-specific large language model, and the deployment of DeepSeek, we have successfully launched a series of AI powered products and solutions, including AI agent, for both job seekers and recruiters. These advancements position us at the vanguard of exploring frontier AI applications that are reshaping the future of online recruitment.”

Mr. Phil Yu Zhang, Chief Financial Officer of the Company, elaborated, “We are pleased to achieve solid sets of financial result. In 2024, our revenues grew by 23.6% year over year, propelled by sustained, high-quality user growth, and enhanced monetization capabilities through continuous service innovation. Notably, our adjusted operating margin reached a new record high of 31.5%, benefiting from strong operating leverages brought by our effective business model, improved marketing and operation efficiency.”

[1]	Paid enterprise customers are defined as enterprise users and company accounts from which we recognize revenues for our online recruitment services.
[2]	Monthly active users refer to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our mobile application in a given month at least once.
[3]	It is a non-GAAP financial measure, excluding the impact of share-based compensation expenses. For more information about the non-GAAP financial measures, please see the section of “Non-GAAP Financial Measures.”

Fourth Quarter 2024 Financial Results

Revenues

Revenues were RMB1,823.6 million (US$249.8 million) for the fourth quarter of 2024, representing an increase of 15.4% from RMB1,580.2 million for the same quarter of 2023.

•	Revenues from online recruitment services to enterprise customers were RMB1,804.1 million (US$247.2 million) for the fourth quarter of 2024, representing an increase of 15.2% from RMB1,566.7 million for the same quarter of 2023. This increase was mainly driven by the paid enterprise user growth.

•	Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB19.5 million (US$2.7 million) for the fourth quarter of 2024, representing an increase of 44.4% from RMB13.5 million for the same quarter of 2023, mainly benefiting from expanded user base.

Operating cost and expenses

Total operating cost and expenses were RMB1,456.3 million (US$199.5 million) for the fourth quarter of 2024, representing an increase of 6.8% from RMB1,363.3 million for the same quarter of 2023. Total share-based compensation expenses were RMB278.2 million (US$38.1 million) for the fourth quarter of 2024, representing a decrease of 6.5% from RMB297.4 million for the same quarter of 2023.

•	Cost of revenues was RMB313.7 million (US$43.0 million) for the fourth quarter of 2024, representing an increase of 14.2% from RMB274.8 million for the same quarter of 2023, primarily due to increases in cost related to other businesses.

•	Sales and marketing expenses were RMB426.3 million (US$58.4 million) for the fourth quarter of 2024, representing a decrease of 1.7% from RMB433.5 million for the same quarter of 2023, primarily due to a decrease in advertising and marketing expenses, largely offset by an increase in employee-related expenses.

•	Research and development expenses were RMB440.4 million (US$60.3 million) for the fourth quarter of 2024, representing an increase of 2.4% from RMB430.2 million for the same quarter of 2023, primarily due to an increase in investments in technology, largely offset by a decrease in employee-related expenses.

•	General and administrative expenses were RMB275.8 million (US$37.8 million) for the fourth quarter of 2024, representing an increase of 22.7% from RMB224.8 million for the same quarter of 2023, primarily due to an increase in employee-related expenses.

Income from operations and adjusted income from operations

Income from operations was RMB380.6 million (US$52.1 million) for the fourth quarter of 2024, representing an increase of 71.2% from RMB222.3 million for the same quarter of 2023.

Adjusted income from operations was RMB658.8 million (US$90.3 million) for the fourth quarter of 2024, representing an increase of 26.8% from RMB519.7 million for the same quarter of 2023.

Net income and adjusted net income

Net income was RMB444.2 million (US$60.9 million) for the fourth quarter of 2024, representing an increase of 34.1% from RMB331.2 million for the same quarter of 2023.

Adjusted net income was RMB722.4 million (US$99.0 million) for the fourth quarter of 2024, representing an increase of 14.9% from RMB628.6 million for the same quarter of 2023.

Net income per American depositary share (“ADS”) and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders for the fourth quarter of 2024 were RMB1.03 (US$0.14) and RMB1.00 (US$0.14), respectively, compared to basic and diluted net income per ADS of RMB0.76 and RMB0.73 for the same quarter of 2023.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders3 for the fourth quarter of 2024 were RMB1.67 (US$0.23) and RMB1.62 (US$0.22), respectively, compared to adjusted basic and diluted net income per ADS of RMB1.43 and RMB1.39 for the same quarter of 2023.

Net cash provided by operating activities

Net cash provided by operating activities was RMB956.1 million (US$131.0 million) for the fourth quarter of 2024, representing an increase of 3.2% from RMB926.8 million for the same quarter of 2023.

Cash position

Balance of cash and cash equivalents, short-term time deposits and short-term investments was RMB14,681.1 million (US$2,011.3 million) as of December 31, 2024.

Full Year 2024 Financial Results

Revenues

Revenues were RMB7,355.7 million (US$1,007.7 million) for the full year of 2024, representing an increase of 23.6% from RMB5,952.0 million for the full year of 2023.

•	Revenues from online recruitment services to enterprise customers were RMB7,270.0 million (US$996.0 million) for the full year of 2024, representing an increase of 23.4% from RMB5,889.1 million for the full year of 2023. This increase was mainly driven by the paid enterprise user growth.

•	Revenues from other services, which mainly comprise paid value-added services offered to job seekers, were RMB85.7 million (US$11.7 million) for the full year of 2024, representing an increase of 36.2% from RMB62.9 million for the full year of 2023, mainly benefiting from expanded user base.

Operating cost and expenses

Total operating cost and expenses were RMB6,222.5 million (US$852.5 million) for the full year of 2024, representing an increase of 15.1% from RMB5,406.4 million for the full year of 2023. Total share-based compensation expenses were RMB1,143.7 million (US$156.7 million) for the full year of 2024, representing an increase of 8.2% from RMB1,057.0 million for the full year of 2023.

•	Cost of revenues was RMB1,239.7 million (US$169.8 million) for the full year of 2024, representing an increase of 17.0% from RMB1,059.9 million for the full year of 2023, primarily due to increases in server and bandwidth cost, payment processing cost and cost related to other businesses.

•	Sales and marketing expenses were RMB2,073.1 million (US$284.0 million) for the full year of 2024, representing an increase of 4.1% from RMB1,991.2 million for the full year of 2023, primarily due to an increase in employee-related expenses, partially offset by a decrease in advertising and marketing expenses.

•	Research and development expenses were RMB1,815.8 million (US$248.8 million) for the full year of 2024, representing an increase of 17.6% from RMB1,543.6 million for the full year of 2023, primarily due to an increase in investments in technology.

•	General and administrative expenses were RMB1,093.9 million (US$149.9 million) for the full year of 2024, representing an increase of 34.7% from RMB811.8 million for the full year of 2023, primarily due to an increase in employee-related expenses.

Income from operations and adjusted income from operations

Income from operations was RMB1,172.9 million (US$160.7 million) for the full year of 2024, representing an increase of 101.9% from RMB581.0 million for the full year of 2023.

Adjusted income from operations was RMB2,316.6 million (US$317.4 million) for the full year of 2024, representing an increase of 41.4% from RMB1,637.9 million for the full year of 2023.

Net income and adjusted net income

Net income was RMB1,567.0 million (US$214.7 million) for the full year of 2024, representing an increase of 42.6% from RMB1,099.2 million for the full year of 2023.

Adjusted net income was RMB2,710.7 million (US$371.4 million) for the full year of 2024, representing an increase of 25.7% from RMB2,156.2 million for the full year of 2023.

Net income per ADS and adjusted net income per ADS

Basic and diluted net income per ADS attributable to ordinary shareholders for the full year of 2024 were RMB3.59 (US$0.49) and RMB3.49 (US$0.48), respectively, compared to basic and diluted net income per ADS of RMB2.53 and RMB2.44 for the full year of 2023.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders for the full year of 2024 were RMB6.19 (US$0.85) and RMB6.00 (US$0.82), respectively, compared to adjusted basic and diluted net income per ADS of RMB4.96 and RMB4.78 for the full year of 2023.

Net cash provided by operating activities

Net cash provided by operating activities was RMB3,542.5 million (US$485.3 million) for the full year of 2024, representing an increase of 16.3% from RMB3,047.0 million for the full year of 2023.

Share Repurchase Program

In August 2024, the Company’s board of directors authorized a new share repurchase program effective from August 29, 2024 for a 12-month period, under which the Company may repurchase up to US$150 million of its shares (including in the form of ADSs). This share repurchase program operates in conjunction with the previous share repurchase program that became effective on March 20, 2024 for a 12-month period, under which the Company may repurchase up to US$200 million of its shares (including in the form of ADSs).

The Company has repurchased more than US$90 million of its shares in the fourth quarter of 2024, bringing the total repurchases for the year of 2024 to around US$229 million (including shares purchased by a trustee from the open market to hold on trust), representing 3.7% of the issued and outstanding shares as of December 31, 2024. This underscores the Company's confidence in its long-term growth prospects and its commitment to delivering sustained returns to shareholders.

Outlook

For the first quarter of 2025, the Company currently expects its total revenues to be between RMB1.90 billion and RMB1.92 billion, representing a year-on-year increase of 11.5% to 12.7%. This forecast reflects the Company’s current views on the market and operational conditions in China, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call Information

The Company will host a conference call at 8:00 AM U.S. Eastern Time on Tuesday, March 11, 2025 (8:00 PM Beijing Time on Tuesday, March 11, 2025) to discuss the financial results.

Participants are required to pre-register for the conference call at:

https://register.vevent.com/register/BIf38866f4e46849c3b6fe1743c4231f65

Upon registration, participants will receive an email containing participant dial-in numbers and a unique personal PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhipin.com.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the exchange rate of RMB7.2993 to US$1.00 on December 31, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted income from operations, adjusted net income, adjusted net income attributable to ordinary shareholders, adjusted basic and diluted net income per ordinary share attributable to ordinary shareholders and adjusted basic and diluted net income per ADS attributable to ordinary shareholders as supplemental measures to review and assess operating performance. The Company defines these non-GAAP financial measures by excluding the impact of share-based compensation expenses, which are non-cash expenses, from the related GAAP financial measures. The Company believes that these non-GAAP financial measures help identify underlying trends in the business and facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP information used by other companies. The non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for most directly comparable GAAP financial measures. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures has been provided in the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Online recruitment services to enterprise customers	1,566,722	1,804,114	247,163	5,889,101	7,270,026	995,989
Others	13,509	19,492	2,670	62,927	85,651	11,734
Total revenues	1,580,231	1,823,606	249,833	5,952,028	7,355,677	1,007,723
Operating cost and expenses
Cost of revenues(1)	(274,846)	(313,715)	(42,979)	(1,059,861)	(1,239,712)	(169,840)
Sales and marketing expenses(1)	(433,454)	(426,345)	(58,409)	(1,991,226)	(2,073,052)	(284,007)
Research and development expenses(1)	(430,164)	(440,360)	(60,329)	(1,543,568)	(1,815,809)	(248,765)
General and administrative expenses(1)	(224,787)	(275,835)	(37,789)	(811,787)	(1,093,949)	(149,870)
Total operating cost and expenses	(1,363,251)	(1,456,255)	(199,506)	(5,406,442)	(6,222,522)	(852,482)
Other operating income, net	5,272	13,210	1,810	35,385	39,791	5,451
Income from operations	222,252	380,561	52,137	580,971	1,172,946	160,692
Interest and investment income, net	163,409	156,464	21,435	606,757	625,282	85,663
Foreign exchange (loss)/gain	(1,203)	(132)	(18)	1,088	(68)	(9)
Other (expenses)/income, net	(4,000)	(1,925)	(264)	32,973	34,500	4,726
Income before income tax expenses	380,458	534,968	73,290	1,221,789	1,832,660	251,072
Income tax expenses	(49,217)	(90,743)	(12,432)	(122,571)	(265,634)	(36,392)
Net income	331,241	444,225	60,858	1,099,218	1,567,026	214,680
Net loss attributable to non-controlling interests	9	5,383	737	9	17,638	2,416
Net income attributable to ordinary shareholders of KANZHUN LIMITED	331,250	449,608	61,595	1,099,227	1,584,664	217,096
Weighted average number of ordinary shares used in computing net income per share
— Basic	876,231,301	874,099,493	874,099,493	870,304,878	881,882,225	881,882,225
— Diluted	903,709,325	898,715,743	898,715,743	902,735,995	909,228,757	909,228,757
Net income per ordinary share attributable to ordinary shareholders
— Basic	0.38	0.51	0.07	1.26	1.80	0.25
— Diluted	0.37	0.50	0.07	1.22	1.74	0.24
Net income per ADS(2) attributable to ordinary shareholders
— Basic	0.76	1.03	0.14	2.53	3.59	0.49
— Diluted	0.73	1.00	0.14	2.44	3.49	0.48

(1)  Include share-based compensation expenses as follows:

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	11,417	10,080	1,381	46,395	43,332	5,936
Sales and marketing expenses	69,836	71,209	9,756	262,431	280,668	38,451
Research and development expenses	113,832	106,079	14,533	418,769	421,411	57,733
General and administrative expenses	102,321	90,830	12,444	329,372	398,274	54,563
Total	297,406	278,198	38,114	1,056,967	1,143,685	156,683

(2)  Each ADS represents two Class A ordinary shares.

KANZHUN LIMITED

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,472,959	2,553,090	349,772
Short-term time deposits	6,922,803	5,488,631	751,939
Short-term investments	3,513,885	6,639,389	909,593
Accounts and notes receivable, net	16,727	40,713	5,578
Inventories	-	3,042	417
Amounts due from related parties	3,966	7,258	994
Prepayments and other current assets	442,697	368,260	50,451
Total current assets	13,373,037	15,100,383	2,068,744
Non-current assets
Long-term investments	2,473,128	1,914,530	262,290
Property, equipment and software, net	1,793,488	1,733,786	237,528
Right-of-use assets, net	282,612	302,856	41,491
Intangible assets, net	8,093	252,589	34,605
Goodwill	5,690	6,528	894
Other non-current assets	4,000	-	-
Total non-current assets	4,567,011	4,210,289	576,808
Total assets	17,940,048	19,310,672	2,645,552
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	629,216	110,668	15,162
Deferred revenue	2,794,075	3,084,839	422,621
Other payables and accrued liabilities	779,046	815,767	111,760
Operating lease liabilities, current	155,014	180,782	24,767
Total current liabilities	4,357,351	4,192,056	574,310
Non-current liabilities
Operating lease liabilities, non-current	125,079	121,345	16,624
Deferred tax liabilities	28,425	34,451	4,720
Total non-current liabilities	153,504	155,796	21,344
Total liabilities	4,510,855	4,347,852	595,654
Total shareholders’ equity	13,429,193	14,962,820	2,049,898
Total liabilities and shareholders’ equity	17,940,048	19,310,672	2,645,552

KANZHUN LIMITED

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	926,837	956,108	130,986	3,047,009	3,542,495	485,320
Net cash used in investing activities	(489,496)	(723,128)	(99,068)	(9,938,645)	(2,016,899)	(276,314)
Net cash used in financing activities	(442,151)	(520,351)	(71,288)	(417,022)	(1,460,539)	(200,093)
Effect of exchange rate changes on cash and cash equivalents	33,149	24,303	3,330	29,793	15,074	2,065
Net increase/(decrease) in cash and cash equivalents	28,339	(263,068)	(36,040)	(7,278,865)	80,131	10,978
Cash and cash equivalents at beginning of the period	2,444,620	2,816,158	385,812	9,751,824	2,472,959	338,794
Cash and cash equivalents at end of the period	2,472,959	2,553,090	349,772	2,472,959	2,553,090	349,772

KANZHUN LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	222,252	380,561	52,137	580,971	1,172,946	160,692
Add: Share-based compensation expenses	297,406	278,198	38,114	1,056,967	1,143,685	156,683
Adjusted income from operations	519,658	658,759	90,251	1,637,938	2,316,631	317,375

Net income	331,241	444,225	60,858	1,099,218	1,567,026	214,680
Add: Share-based compensation expenses	297,406	278,198	38,114	1,056,967	1,143,685	156,683
Adjusted net income	628,647	722,423	98,972	2,156,185	2,710,711	371,363

Net income attributable to ordinary shareholders of KANZHUN LIMITED	331,250	449,608	61,595	1,099,227	1,584,664	217,096
Add: Share-based compensation expenses	297,406	278,198	38,114	1,056,967	1,143,685	156,683
Adjusted net income attributable to ordinary shareholders of KANZHUN LIMITED	628,656	727,806	99,709	2,156,194	2,728,349	373,779
Weighted average number of ordinary shares used in computing adjusted net income per share (Non-GAAP)
— Basic	876,231,301	874,099,493	874,099,493	870,304,878	881,882,225	881,882,225
— Diluted	903,709,325	898,715,743	898,715,743	902,735,995	909,228,757	909,228,757
Adjusted net income per ordinary share attributable to ordinary shareholders
— Basic	0.72	0.83	0.11	2.48	3.09	0.42
— Diluted	0.70	0.81	0.11	2.39	3.00	0.41
Adjusted net income per ADS attributable to ordinary shareholders
— Basic	1.43	1.67	0.23	4.96	6.19	0.85
— Diluted	1.39	1.62	0.22	4.78	6.00	0.82